

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

Via E-mail
Mr. Wang Xiaochu
Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

> **Re: China Telecom Corporation Limited**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed April 29, 2011**
> **File No. 1-31517**

Dear Mr. Xiaochu:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010
Financial Statements

Report of Independent Registered Public Accounting Firm

1. Please revise the reports of your independent public accounting firm found on pages 87 and F-2, to include the printed signature of the accounting firm. Refer to Rule 2-02 of Regulation S-X.

Note 2 Significant accounting policies
(y) Segmental reporting, page F-16

2. We note you state that "the Group has no operating segments." The company should have at least one operating segment. Please correct this disclosure and advise us.

3. We also note that mobile voice and internet access services are increasing in importance in the company's results of operations. Referring to the guidance in paragraphs 5-10 of IFRS 8, please explain to us how you determine your operating segments. Specifically, please address the extent and nature of your chief operating decision maker's review of discrete financial information. For example, tell us if your chief operating decision maker regularly reviews financial and operating results (such as net income, revenue and operating expenses) and allocates resources based upon discrete financial information of the mobile voice services and the internet access services.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3364 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director